UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number    000-50362

Rainier Pacific 401(k) Employee Stock Ownership Plan

(Exact name of registrant as specified in its charter)

c/o Jonathan W. Blado, Registered Agent of Rainier Pacific Financial Group, Inc.
Blado, Kiger, Bolan, P.S., 4717 S 19th Street, Suite 109, Tacoma, Washington 98405; (253) 272-2997

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Rainier Pacific 401(k) Employee Stock Ownership Plan

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(I)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:   187

Pursuant to the requirements of the Securities Exchange Act of 1934, the Rainier Pacific 401(k) Employee Stock Ownership Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RAINIER PACIFIC 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

Date: January 27, 2011	/s/Jeff Malloch, Trustee
Jeff Malloch, Trustee